UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2024

Erik B. Levitt
Principal Financial Officer
Hammer Fiber Optics Holdings Corp
6151 Lake Osprey Drive
Sarasota, FL 34 240

Re: Hammer Fiber Optics Holdings Corp
Form 10-K filed on February 16, 2024
Form 10-Q filed on March 27, 2024
File No. 001-35876

Dear Erik B. Levitt:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-Q filed on March 27, 2024

Item 4. Controls and Procedures, page 25

1. Please disclose the results of your assessment of the effectiveness of your disclosure controls and procedures as of January 31, 2024 in your Quarterly reports. See Item 4 - Controls and Procedures of Form 10-Q that requires you to furnish the information required by Item 307 of Regulation S-K. In addition, you should disclose any changes in internal control over financial reporting that occurred during the fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K. Please apply this to all your future periodic filings.

Form 10-K filed February 16, 2024

Item 9A(T). Controls and Procedures, page 17

2. We noted your conclusions that disclosure controls and procedures and internal control

over financial reporting were not effective. Please disclose any material weakness in your internal control over financial reporting that identified by management in your future filings. Refer to Item 308 of Regulation S-K.

<u>Consolidated Balance Sheets, page F-3</u>

3. We noted as of July 31, 2023, you owe Loans payable in amount of $1,443,294 to various parties. It appears such balance included both loans (Note 18) and convertible notes (Note 10); however, based on your disclosures in note 18 and Note 10, we cannot reconcile the amount of $1,443,294. In this regard, please revise your footnotes disclosures to address the following:
    - Please break down loans payable in amount of $1,443,294 by respective classifications (i.e. convertible debt, loans payable), and further distinguishing between related party/non-related party debt on the face of balance sheets.
    - Disclose the material contractual terms for loan amounts due and provide a tabular schedule to reconcile such amounts due to your consolidated financial statements.

<u>Note 3 - Summary of significant accounting policies, page F-8</u>

4. We noted that you have intangible and other assets in amount of $7.32 million which are 94.2% of your total assets as of July 31, 2024. As such, please disclose your accounting policy regarding your goodwill. Revise your balance sheet to separately disclose your goodwill balance on the face of the statement. Refer to 350-20-45-1. In addition, revise your indefinite lived intangible assets accounting policy to disclose your policy for acquired intangible assets. We refer you to guidance in ASC 350-30-50. In this regard, your current disclosures for indefinite lived intangible assets footnote on page F-9 incorrectly discusses property, plant and equipment and inventory component prepayments which are not indefinite lived intangible assets. Please revise in future filings.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Becky Chow at 202-551-6524 or Stephen Krikorian at 202-551-3488 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology